UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Phoenix New Media Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Phoenix New Media Limited

(Name of Person(s) Furnishing Form)

Options to purchase Class A ordinary shares, par value $0.01 per share granted under Phoenix
New Media Limited Share Option Scheme of 2008

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Ms. Betty Yip Ho
Chief Financial Officer
Sinolight Plaza, Floor 16
No. 4 Qiyang Road
Wangjing, Chaoyang District, Beijing 100102
People’s Republic of China
+(86 10) 6067-6869

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 21, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.           Home Jurisdiction Documents

(a)              The following documents, which are attached as exhibits hereto, were distributed to holders of eligible options to purchase Class A ordinary shares, par value $0.01 per share, granted under the Phoenix New Media Limited Share Option Scheme of 2008.

Exhibit A:  Offer to Exchange Certain Outstanding Options for New Options

Exhibit B:  Form of Individual Statement

Exhibit C:  Election Form and Release Agreement

(b)              Not applicable.

Item 2.           Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the cover page of Exhibit A.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)                                 Not applicable.

(2)                                 Not applicable.

(3)                                 Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1)                                 Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Securities and Exchange Commission on October 21, 2016.

(2)                                 Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Betty Yip Ho
(Signature)

Betty Yip Ho, Chief Financial Officer
(Name and Title)

October 21, 2016
(Date)